Exhibit 4.80

STRICTLY PRIVATE & CONFIDENTIAL

[Date]

[Name]

[Address]

Dear [Name],

Your Appointment as a Non-Executive Director of Hutchison Telecommunications International Limited (the “Company”)

I write to confirm the main terms of your appointment as non-executive director of the Company (the “appointment”).

1.	Appointment

1.1.	Your appointment as a non-executive director of the Company commenced with effect from [Date].

1.2.	Your appointment will be subject to the ongoing requirements under the Listing Rules (including without limitation Rules 3.08 and 3.09), the Company’s Articles of Association and any other applicable law.

1.3.	Unless you resign earlier, it is envisaged that your appointment will be for an initial term ending on [date], (subject always to your re-election as and when required under the Listing Rules and/or Articles of Association of the Company, and to continued Board approval).

2.	Duties

2.1.	Generally, you will be required to attend Board Meetings from time to time during the year, ad-hoc meetings and other meetings held from time to time. We will, of course, let you have the exact details of such meetings as far in advance as possible.

2.2.	You may be required to serve on committees operated by the Board.

2.3.	Whilst the appointment will not be of a full-time nature, you will be required to devote such of your time to the appointment as is necessary to perform your duties to the satisfaction of the Board.

3.	Fees and Expenses

3.1.	The fee for your services will be [HK$ ] per annum (or pro rata for an incomplete annual period), payable in December of each year.

3.1.	The Company will reimburse you in accordance with the Company’s Articles of Association or applicable Company policy for any reasonable expenses properly incurred in performing your duties. Such expenses may include fees in connection with obtaining outside legal or other independent professional advice, if you consider this necessary for performing your duties and after giving prior notice of your intention in accordance with the guidelines for obtaining independent professional advice (which are available from the Company Secretary).

4.	Termination

4.1.	Notwithstanding the provisions of this letter, your appointment may be terminated in accordance with the provisions of the Articles of Association of the Company and on such termination, no notice or fees (other than those already accrued) will be due to you.

4.2.	In the event that your appointment is terminated, you are required to immediately return to the Company all documents, other materials (including copies) and other property belonging or relating to the Company or the Group which is in your possession or under your control and which was complied by or delivered to you during your appointment.

5.	Notices

5.1.	Any notices given under this letter must be given by letter or by fax. Notice to the Company may be addressed to its registered office at the time the notice is given and marked for the attention of the Company Secretary. Notices to you may be given to you personally or sent to your last known address.

5.2.	Except for notices given by hand, notices will be deemed to have been given at the time at which the letter or fax would be delivered in the ordinary course of post or transmission.

I hope these terms are acceptable to you. If so, I would be grateful if you would sign and date the attached copy of this letter confirming your acceptance. Please then return it to me as soon as possible.

Yours sincerely,

For and on behalf of

Hutchison Telecommunications International Limited

[Name]

[Title]

I accept the above terms and conditions.

[Name]	Date

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